Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Result of Annual General Meeting

Shenzhen, China, December 23, 2013– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that the Company held its 2013 Annual General Meeting (AGM) for shareholders on December 20, 2013. All of the resolutions submitted to the shareholders at the 2013 AGM were duly passed.

The resolutions approved by shareholders were: (1) appointment of Deloitte Touche Tohmatsu as the independent auditor of the Company for the fiscal year ending June 30, 2014 and (2) approval of the financial statements for the fiscal year ended June 30, 2013.

About Noah Education Holdings Ltd

Noah Education Holdings Ltd (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com